UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	May 4, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

APPOINTMENT OF MEMBER OF SENIOR MANAGEMENT

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2020 third regular meeting of the ninth session of the board of directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) was held on 29 April 2020, in which the “Resolution on the Appointment of Vice President of the Company” was considered and approved. It was agreed to appoint Mr. Liu Tiexiang (“Mr. Liu”) as the vice president of the Company for a term consistent with that of the current session of the Board. The following is the biography of Mr. Liu:

Mr. Liu Tiexiang, aged 54, is currently the vice president and party member of China Eastern Air Holding Company Limited. Mr. Liu began his career in June 1983, and successively served as the manager of the flight training center of the training department, deputy general manager of the aviation safety technology department and deputy general manager of the flight technology management department of Air China Corporation ( 中國國際航空公司 ) and the general manager of the flight technology management department, deputy captain and standing member of party committee of the chief flight team and captain and vice party secretary of the chief flight team of Air China Limited (“Air China”), etc. Mr. Liu served as the chief pilot of Air China from April 2011 to August 2014; the general manager, party member and vice secretary of the operation control center of Air China and the deputy chief operating officer of the Company from March 2012 to January 2013; the general manager and vice party secretary of the Southwest Branch of Air China from January 2013 to August 2014; the vice president and standing member of party committee of Air China from August 2014 to March 2020; the chief operating officer of Air China from April 2015 to March 2020; and the chairman of Beijing Airlines Co., Ltd. ( 北京航空有限責任公司 ) from May 2016 to March 2020. He has served his current position since March 2020. Mr. Liu graduated from the Correspondence College of the Party School of the Central Committee of the Communist Party of China ( 中央黨校函授學院 ) and majored in economics and management. He holds the title of senior pilot.

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The independent non-executive directors of the Company are of the view that the nomination procedures for the appointment of the above member of senior management of the Company are legitimate. The qualification of Mr. Liu is in line with the provisions of laws and regulations and the articles of association of the Company (the “Articles”). Mr. Liu is capable of fulfilling the duties and responsibilities of the position, and the relevant appointment procedures are in line with the provisions of relevant laws and regulations and the Articles.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

29 April 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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